Exhibit 20.1

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

8 September 2011

DEPOSITARY RECEIPTS

Depositary’s Notice of Extraordinary General Meeting of Shareholders of Melco Crown Entertainment Limited:

Issue:	Melco Crown Entertainment Limited / Cusip 585464100

Country:	Incorporated in the Cayman Islands

Meeting Details:	Extraordinary General Meeting of Shareholders of Melco Crown Entertainment Limited on October 6, 2011 – 10:00 a.m. (HK Time) at Board Room, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Meeting Agenda:	The Company’s Notice of Meeting is available at the Company’s website: http://www.melco-crown.com/eng/ir_amrm.php

Voting Deadline:	On or before October 3, 2011 at 3:00 p.m. (New York City Time)

ADR Record Date:	August 17, 2011

Ordinary Shares: ADR ratio	3 ordinary shares: 1 ADR

Holders of American Depositary Receipts (“ADRs”) representing ordinary shares, par value US$0.01 per share (the “Deposited Securities”) of Melco Crown Entertainment Limited (the “Company”) are hereby notified of the Company’s Extraordinary General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, and relevant supporting materials are available at the Company’s website: http://www.melco-crown.com/eng/ir_amrm.php.

Holders of record of ADRs as of the close of business on the ADR Record Date (the “Holders”) will be entitled, subject to any applicable law, the deposit agreement entered into on 22 December 2006 between the Company, Deutsche Bank Trust Company Americas as depositary (the “Depositary”) and the Holders and beneficial owners of American Depositary Shares (“ADSs”) (the “Deposit Agreement”), the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of ADRs on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the ordinary shares and/or other Deposited Securities (in person or by proxy) represented by ADSs evidenced by such ADR in accordance with such voting instructions. Neither the Depositary nor the Custodian (as defined in the Deposit Agreement) shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the ordinary shares or other Deposited Securities represented by ADRs except pursuant to and in accordance with such written instructions from the Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank—Depositary Receipts